Report of Independent Registered
Public Accounting Firm

The Board of Directors
The Dreyfus/Laurel Funds, Inc.

We have examined managements assertion,
included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that Dreyfus Core Equity Fund, a series of The
Dreyfus/Laurel Funds Inc., (the Fund) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of
1940 as of August 31, 2014, and from May 31,
2014 through August 31, 2014, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2014, and with respect to agreement of security purchases and sales, for the period from May 31, 2014 (the date of the Funds last examination), through August 31, 2014:

1.	Obtained The Bank of New York Mellon
(the Custodian) security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of the Funds accounting
records to the Custodians records as of
August 31, 2014;
4.	Agreement of pending purchase activity for
the Fund as of August 31, 2014 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Fund as of August 31, 2014 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of a minimum of five security
purchases and five security sales from the
period May 31, 2014 (the date of the Funds
last examination) through August 31, 2014,
from the books and records of the Fund to
the bank statements noting that they had
been accurately recorded and subsequently
settled;
7.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report (SOC
1 Report) for the period July 1, 2013 to
June 30, 2014 and noted no relevant findings
were reported in the areas of Asset Custody
and Control;
8.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from July 1, 2014 through
August 31, 2014. In addition, we have
obtained written representations from the
Custodian confirming the above.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of August 31, 2014, and from May 31, 2014 through August 31, 2014, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and The Board of Directors of the The Dreyfus/Laurel Funds, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
August 31, 2015









August 31, 2015

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus Core Equity Fund, (the
Fund), a series of The Dreyfus/Laurel Funds, Inc., is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management
Investment Companies,of the Investment
Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of August 31, 2014 and from May 31, 2014 through August 31, 2014.

Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31,
2014 and from May 31, 2014 through August 31,
2014 with respect to securities reflected in the investment accounts of the Fund.


Dreyfus/Laurel Funds, Inc.

Jim Windels
Treasurer



2